UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42599

HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司

(Exact name of Registrant as specified in its charter)

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

+86 574-87865995

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Extraordinary General Meeting of Shareholders (as rescheduled)

Haoxin Holdings Limited, a Cayman Islands company (the “Company”) announces that its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) has been rescheduled for November 13, 2026, at 11:00 a.m. Eastern Standard Time (November 14, 2026, at 12:00 a.m. Beijing Time).

The Company has mailed updated meeting materials to shareholders entitled to vote at the rescheduled Extraordinary General Meeting. The record date for determining the shareholders entitled to receive notice of and vote at the Extraordinary General Meeting is October 27, 2026.

The Company hereby furnishes the notice and proxy statement of the Extraordinary General Meeting, the form of proxy and the proposed amended and restated memorandum and articles of association as Exhibits 99.1, 99.2 and 99.3 hereto, respectively.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy
99.3	Form of Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2026

Haoxin Holdings Limited

By:	/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

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